POST OFFICE BOX 90808

LAFAYETTE, LOUISIANA 70509 USA

TELEPHONE: 337 235 2452

July 11, 2014

Via EDGAR and E-mail

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Susan Block

Re:	PHI, Inc.
Registration Statement on Form S-4
Originally filed May 23, 2014
File No. 333-196196

Dear Ms. Block:

In connection with the above-referenced Registration Statement on Form S-4, relating to the offer by PHI, Inc. (the “Company”) and the guarantors named therein (the “Guarantors”) to exchange newly issued 5.25% Senior Notes due 2019 for its outstanding 5.25% Senior Notes due 2019 in reliance on the position of the staff of the United States Securities and Exchange Commission enunciated in Exxon Capital Holdings Corporation (available April 13, 1988), Morgan Stanley & Co., Incorporated (available June 5, 1991) and Shearman & Sterling (available July 2, 1993), the Company represents as follows:

(i)	Neither the Company nor the Guarantors have entered into any arrangement or understanding with any person to distribute the new notes to be received in the exchange offer and, to the best of the Company’s and each Guarantor’s information and belief, each person participating in the exchange offer is acquiring the new notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the new notes to be received in the exchange offer. In this regard, the Company and each Guarantor will make each person participating in the exchange offer aware (through the exchange offer prospectus or otherwise) that if such person is participating in the exchange offer for the purpose of participating in a distribution of the new notes to be acquired in the exchange offer, such person (1) could not rely on the Staff position enunciated in the Exxon Capital Holdings Corporation no-action letters and interpretive letters of similar effect and (2) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended, in connection with a secondary resale transaction. The Company and each Guarantor acknowledge that such a secondary resale transaction should be covered by an effective registration statement containing the required selling securityholder information.

(ii)	The Company and each Guarantor will also make each person participating in the exchange offer aware that any broker-dealer who holds old notes acquired for its own account as a result of market-making activities or other trading activities may participate in the exchange offer so long as the broker-dealer has not entered into any arrangement or understanding with the Company, a Guarantor or an affiliate of the Company to distribute the new notes.

(iii)	The Company and each Guarantor will also make each person participating in the exchange offer aware (through the exchange offer prospectus) that any broker-dealer who holds old notes acquired for its own account as a result of market-making activities or other trading activities and who receives new notes in exchange for such old notes in the exchange offer may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as described in the Shearman & Sterling no-action letter) in connection with any resale of such new notes.

(iv)	The Company and each Guarantor will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the exchange offer the following additional provision: if the exchange offeree is a broker-dealer holding old notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of new notes received in respect of such old notes pursuant to the exchange offer.

Sincerely,

/s/ Trudy P. McConnaughhay
Trudy P. McConnaughhay
Chief Financial Officer and Secretary